STEALTHGAS INC.
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                           PAGES

Consolidated Balance Sheets -December 31, 2004 and September 30, 2005                                          2

Consolidated Statements of Income for the three-month period                                                   3
    ended September 30, 2005 and nine-month period ended September 30, 2005

Consolidated Statement of Changes in Stockholders' Equity for the period ended December 31, 2004               4
   and nine-month period ended September 30, 2005

Consolidated Statements of Cash Flows for the                                                                  5
    nine-month period ended September 30, 2005

Notes to the Consolidated Financial Statements                                                              6-19

STEALTHGAS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2005 (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

------------------------------------------------------------------------------------------------------------------------

                                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                                 2004            2005
                                                            NOTE                              (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                 $        --      $ 15,280,897
  Receivables from related party                              3               1,075,559                --
  Trade receivables, net                                                         19,623                --
  Inventories                                                 4                 116,291           116,055
  Advances and prepayments                                                        9,130         1,022,767
  Deferred offering costs                                                            --           620,338
------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                         $1,220,603       $17,040,057
------------------------------------------------------------------------------------------------------------------------

NON CURRENT ASSETS
  Advances for vessels acquisitions                           5               1,905,282                --
  Vessels, net                                                6              29,385,182        79,896,106
  Deferred finance charges                                                           --           147,188
------------------------------------------------------------------------------------------------------------------------
TOTAL NON CURRENT ASSETS                                                    $31,290,464      $ 80,043,294
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                $32,511,067      $ 97,083,351
------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Payable to related parties                                  3                      --         1,853,755
  Trade accounts payable                                                        410,398           551,133
  Other accrued liabilities                                   7                 286,125         1,284,935
  Deferred income                                             8                 476,413         1,373,793
  Current portion of long-term debt                           9                      --         5,427,000
------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                    $1,172,936       $10,490,616

NON CURRENT LIABILITIES
 Derivative liability                                        10                      --            74,000
  Long-term debt                                              9                      --        43,635,750
------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                            $1,172,936       $54,200,366
------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
  Capital stock 6,000,000 shares authorized and
     outstanding with a par value of $.01                    11                  60,000            60,000
  Additional paid-in capital                                 12              31,018,456        44,890,278
  Retained earnings/(accumulated deficit)                                       259,675       (2,067,293)
------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                  $31,338,131       $42,882,985
------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $32,511,067       $97,083,351
------------------------------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

STEALTHGAS INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 AND NINE-MONTH PERIOD ENDED
SEPTEMBER 30, 2005 (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------
                                                                    THREE-MONTH PERIOD ENDED      NINE-MONTH PERIOD ENDED
                                                                       SEPTEMBER 30, 2005            SEPTEMBER 30, 2005
                                                            NOTE          (UNAUDITED)                    (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------

REVENUES
              Voyage revenues                                                        $6,894,976                 $16,487,581
----------------------------------------------------------------------------------------------------------------------------

EXPENSES
              Voyage expenses                                14                         248,850                     632,300
              Vessels' operating expenses                    14                       1,498,313                   3,934,084
              Management fees                                 3                         249,780                     638,395
              General and administrative expenses            12                         113,380                     347,660
              Depreciation                                    6                         998,515                   2,332,734
----------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                       $3,108,838                  $7,885,173
----------------------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                                               $3,786,138                  $8,602,408
----------------------------------------------------------------------------------------------------------------------------

OTHER REVENUES AND (EXPENSE)
              Interest and finance costs, net                                         (599,188)                 (1,161,345)
              Income/Loss on derivatives                                                315,300                    (74,000)
              Interest income                                                           128,137                     317,370
              Foreign exchange loss                                                     (6,854)                    (11,401)
----------------------------------------------------------------------------------------------------------------------------
OTHER EXPENSES, NET                                                                  $(162,605)                  $(929,376)
----------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                           $3,623,533                  $7,673,032
----------------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE, BASIC AND DILUTED                        13                           $0.60                       $1.28
                                                                  ==========================================================

WEIGHTED AVERAGE NUMBER OF SHARES, OUTSTANDING               13                       6,000,000                   6,000,000
                                                                  ==========================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

STEALTHGAS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

----------------------------------------------------------------------------------------------------------------
                                                                                    NINE-MONTH PERIOD ENDED
                                                                    NOTE         SEPTEMBER 30, 2005 (UNAUDITED)
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income for the period                                                                           $7,673,032

ITEMS INCLUDED IN NET INCOME NOT AFFECTING CASH FLOWS:
 Depreciation and amortization                                                                        2,347,546
 Non cash general and administrative expenses                        12                                 243,750
 Loss on derivative                                                                                      74,000

CHANGES IN OPERATING ASSETS AND LIABILITIES:
 Decrease in receivable from related party                                                            1,075,559
 Decrease in trade receivables                                                                           19,623
 Decrease in inventories                                                                                    236
 (Increase) in advances and prepayments                                                             (1,013,637)
 Increase in payable to related parties                                                               1,853,755
 Increase in trade accounts payable                                                                     140,735
 Increase in other accrued liabilities                                                                  378,472
 Increase in deferred income                                                                            897,380
----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                           $13,690,451
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Advances for vessels acquisitions                                                                           --
 Acquisition of vessels                                                                            (50,938,376)
----------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                             $(50,938,376)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Capital stock                                                                                               --
 Additional paid-in capital                                                                          13,628,072
 Dividends paid                                                                                    (10,000,000)
 Deferred finance charges                                                                             (162,000)
 Loan repayment                                                                                     (4,937,250)
 Proceeds from long-term debt                                                                        54,000,000
----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                           $52,528,822
----------------------------------------------------------------------------------------------------------------
Net Increase in cash and cash equivalents                                                            15,280,897
Cash and cash equivalents at beginning of period                                                             --
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                          $15,280,897
----------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
 Cash paid during the period for: Interest payments                                                  $1,022,532
                                                                                 ===============================
 Disclosure of non-cash items: Deferred offering costs                                                 $620,338
                                                                                 ===============================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

STEALTHGAS INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2004 AND THE NINE-MONTH PERIOD ENDED SEPTEMBER
30, 2005 (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

-------------------------------------------------------------------------------------------------------------------------
                                                 CAPITAL STOCK
                                                   NUMBER OF                  ADDITIONAL
                                 COMPREHENSIVE       SHARES      AMOUNT     PAID-IN CAPITAL    RETAINED
                                    INCOME         (NOTE 11)    (NOTE 11)      (NOTE 12)       EARNINGS         TOTAL
-------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2004                         6,000,000     $60,000      $31,018,456        $259,675     $31,338,131

Additional Paid-in Capital                 --             --       --          13,628,072              --     $13,628,072
Paid-in capital/contributed
Services                                   --             --       --             243,750              --        $243,750

Dividends paid                                                                               (10,000,000)   $(10,000,000)
Net income for the period           7,673,032             --       --                  --       7,673,032      $7,673,032
                               ---------------

Comprehensive income                7,673,032             --       --                  --              --              --

BALANCE, SEPTEMBER 30, 2005                        6,000,000     $60,000      $44,890,278    $(2,067,293)     $42,882,985
-------------------------------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION AND GENERAL INFORMATION

The accompanying consolidated financial statements include the accounts of
StealthGas Inc. and its wholly owned subsidiaries (collectively, the "Company")
which, as of September 30, 2005 owned a fleet of nine liquefied petroleum gas carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall
Islands on December 22, 2004. As of December 31, 2004, under the direction of
Stealth Maritime Corporation S.A. the shareholders of the vessel owning companies contributed all of their issued and outstanding shares of common stock to StealthGas Inc. and StealthGas Inc. became the sole owner of all the outstanding shares of all the subsidiaries mentioned in note 1a. below. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was, indirectly, wholly owned by and under the common control of the Vafias Group prior to the transfer of ownership of the companies to StealthGas Inc. Accordingly, the consolidated financial statements of the Company have been presented as if the ship-owning companies were consolidated subsidiaries of the Company as of the dates indicated and using the combined historical carrying costs of the assets and the liabilities of the ship-owning companies listed below:

(a)      SHIP-OWNING COMPANIES WITH VESSELS IN OPERATION:

         NAME OF COMPANY            VESSEL NAME            ACQUISITION DATE       D.W.T.
         ---------------------------------------------------------------------------------

         VCM Trading Ltd.           Gas Prophet            October 12, 2004       2,999.28
         LPGONE Ltd.                Gas Tiny               October 29, 2004       1,679.96
         Geneve Butane Inc          Gas Courchevel         November 24, 2004      4,380.00
         Matrix Gas Trading Ltd.    Gas Shanghai           December 07, 2004      3,044.64
         Pacific Gases Ltd.         Gas Emperor            February 02, 2005      5,599.44
         Semichlaus Exports Ltd.    Gas Ice                April 07, 2005         3,590.00
         Ventspils Gases Ltd.       Gas Arctic             April 07, 2005         3,590.00
         Industrial Materials Inc.  Birgit Kosan           April 11, 2005         5,589.76
         Aracruz Trading Ltd.       Gas Amazon             May 20, 2005           5,105.00

         At September 30, 2005, five of the above vessels were flying the
         Marshall Islands flag, two were flying the Malta flag, one the Panama flag and one the Cyprus flag.

(b)      SHIP-OWNING COMPANIES INCORPORATED FOR VESSELS TO BE ACQUIRED:

         Baroness Holdings Inc.
         Stellar Management Limited
         Iceland Limited
         Fine Tuning Inc.
         Northern Yield Shipping Limited
         OxfordGas Ltd.
         Ocean Blue Limited
         Balcan Profit Limited

         The Company's vessels are managed by Stealth Maritime Corporation S.A.
- Liberia (the "Manager"), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 3).

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of the StealthGas Inc.
and its wholly owned subsidiaries referred to in note 1a. above. All significant inter-company balances and transactions have been eliminated upon consolidation.

INTERIM FINANCIAL INFORMATION: The interim financial statements for the nine-month period ended September 30, 2005 have been prepared by the Company, without audit, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results. The results of operations for the nine-month period ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.

USE OF ESTIMATES: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OTHER COMPREHENSIVE INCOME: The Company follows the provisions of Statement of
Financial Accounting Standards No. 130 "Statement of Comprehensive Income" (SFAS
130) which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for the periods presented.

FOREIGN CURRENCY TRANSLATION: The functional currency of the Company and each of its subsidiaries is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars.
Transactions involving other currencies during the year are converted into U.S.
Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates.
Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

CASH AND CASH EQUIVALENTS: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

TRADE RECEIVABLES: The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During 2004 and for the nine-month period ended
September 30, 2005, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts is required at December 31, 2004 and September 30, 2005.

TRADE ACCOUNTS PAYABLE: The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers of port services, bunkers, and other goods and services payable by the Company.

SEGMENTED REPORTING: The Company has determined that it operates in one reportable segment, the sea transportation of liquefied gas.

INVENTORIES: Inventories consist of bunkers (for vessels under voyage charter)
and lubricants. The cost is determined by the first-in, first-out method. The
Company considers victualling and stores as being consumed and therefore no inventories are taken at the balance sheet date.

VESSELS' COST: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company adopts SFAS No.144 "Accounting for the Impairment or Disposal of Long-lived Assets" in 2004, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

VESSELS' DEPRECIATION: The cost of each of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company's vessels to be 30 years from the date of their construction.

ACCOUNTING FOR SPECIAL SURVEY AND DRY-DOCKING COSTS: Special survey and dry-docking costs and all non-capitalizable repair and maintenance expenses are expensed in the year incurred.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

FINANCING COSTS: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. (The amortization of financing costs amounted to $14,812 for the nine-month period ended September 30, 2005 ($4,070 for the three-month period ended September 30, 2005) is included in Interest and finance costs, net in the accompanying consolidated income statements).
Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

PENSION AND RETIREMENT BENEFIT OBLIGATIONS - CREW: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or any post-retirement benefits.

ACCOUNTING FOR REVENUE AND EXPENSES: Revenue and expenses resulting from each voyage or time charter are accounted for on an accrual basis. Time charter revenues are recognized over the term of the charter as service is provided.
Time charter revenues received in advance are recorded as liabilities until charter service is rendered. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage.
Voyage costs comprise commissions, bunkers and port expenses. The impact of this method of recognizing voyage costs on a pro-rata basis is not materially different from a method of recognizing such costs as incurred.

The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are accounted for on an accrual basis.

EARNINGS PER SHARE: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year.
Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding at December 31, 2004 and September 30,
2005.

INCOME TAXES: The Company is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies are incorporated do net levy tax on income, but rather a tonnage tax on the vessel.
(Note 15)

DERIVATIVES: The SFAS No. 133, "Accounting for Derivative Instruments and
Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company had no derivatives as of December 31,
2004. At September 30, 2005, there was an interest rate swap outstanding with an approximate fair value of $74,000 (liability). Changes in the estimated fair value of that instrument are recognized in the statement of income.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

RECENT ACCOUNTING PRONOUNCEMENTS: On January 17, 2003, the Financial Accounting
Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of
Variable Interest Entities" ("FIN 46"). Such Interpretation addresses the consolidation of variable interest entities ("VIEs"), including special purpose entities ("SPEs"), that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46 were effective immediately for transactions entered into by the Company subsequent to January 31, 2003 and became effective for all other transactions as of July 1, 2003. However, in October 2003, the FASB permitted companies to defer the July 1, 2003 effective date to December 31, 2003, in whole or in part. On December 24, 2003, the FASB issued a complete replacement of FIN 46 ("FIN 46R"), which clarified certain complexities of FIN 46 and generally requires adoption no later than December 31, 2003 for entities that were considered SPEs under previous guidance, and no later than March 31, 2004 for all other entities. The adoption of FIN46R did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No.
123, "Accounting for Stock-Based Compensation", and supersedes APB 25. This
Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS 123R did not have an impact on the company's financial statement

Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error
Corrections" which replaces Accounting Principles Board Opinion No. 20
"Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim
Financial Statements." This statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change.

Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for the accounting changes and corrections of errors made in fiscal years beginning after December
15, 2005 with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement was issued. SFAS 154 is effective for us as of January 1, 2006 and is not expected to have a material impact on our financial statements.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

3.       TRANSACTIONS WITH RELATED PARTY

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $390 or $125 if the vessel is on bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel. For the nine-month period ended September 30, 2005, a total amount of $206,035 ($86,128 for the three-month period ended September 30,
2005) was included as voyage expenses and $638,395 ($249,780 for the three-month period ended September 30, 2005) as operating expenses.

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the period ended December 31, 2004, an amount of $292,750
($522,500 for the nine-month period ended September 30, 2005) was capitalized to the cost of the vessels.

The Manager has subcontracted the technical management of the vessels to two unaffiliated ship-management companies, V.Ships Limited ("V.Ships") and Tesma
Singapore Pte Ltd ("Tesma"). V.Ships and Tesma provide technical management to the Company's vessels for a fixed annual fee per vessel. Such fees for the nine-month period ended September 30, 2005, amounted to $382,076 ($143,669 for the three-month period ended September 30, 2005) and are included in the total management fee of $638,395 ($249,780 for the three-month period ended September
30, 2005).

The Manager maintained and handled the cash generated from the vessels'
operations up to March 21, 2005. Subsequently, bank accounts were opened in the name of StealthGas Inc. for all the vessels owned. The current account balance with the Manager at December 31, 2004 was a receivable of $1,075,559 (a payable of $1,101,158 for the nine-month period ended September 30, 2005) which represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.

The Company has a balance payable of $752,597 at September 30, 2005 to Gaz De
Brazil Inc., a company under common control which is included in amounts due to related party. The Company has collected cash from time charter, on behalf of
Gaz De Brazil Inc.

4.       INVENTORIES

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                            PERIOD ENDED DECEMBER       NINE-MONTH PERIOD ENDED
                                         31, 2004            SEPTEMBER 30, 2005
-------------------------------------------------------------------------------
Bunkers                                    52,073                            --
Lubricants                                 64,218                       116,055
-------------------------------------------------------------------------------
TOTAL                                     116,291                       116,055
-------------------------------------------------------------------------------

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

5.       ADVANCES FOR VESSELS ACQUISITIONS

The amount shown in the accompanying consolidated balance sheets, relating to advances for vessels acquisitions of $1,905,282 at December 31, 2004, was transferred to vessels in the period ended September 30, 2005 as the vessels were acquired.

6.       VESSELS
                                           VESSEL    ACCUMULATED       NET BOOK
                                             COST    DEPRECIATION         VALUE
-------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004             29,559,268       (174,086)    29,385,182
Acquisitions                           52,843,658              --    52,843,658
Depreciation for the period                    --     (2,332,734)   (2,332,734)
-------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2005            82,402,926     (2,506,820)    79,896,106
-------------------------------------------------------------------------------

On October 12, 2004, the Company acquired the vessel Gas Prophet for a total cost of $8,486,549. Included in this amount are brokerage commissions of $
84,000 and pre-delivery expenses of $86,549.

On October 29, 2004, the Company acquired the vessel Gas Tiny for a total cost of $1,310,488. Included in this amount are brokerage commissions of $12,250 and pre-delivery expenses of $85,488.

On November 24, 2004, the Company acquired the vessel Gas Courchevel for a total cost of $9,806,677. Included in this amount are brokerage commissions of $97,500 and pre-delivery expenses of $56,677.

On December 7, 2004, the Company acquired the vessel Gas Shanghai for a total cost of $9,955,554. Included in this amount are brokerage commissions of $99,000 and pre-delivery expenses of $55,554.

On February 2, 2005, the Company acquired the vessel Gas Emperor for a total cost of $11,529,927. Included in this amount are brokerage commissions of
$115,000 and pre-delivery expenses of $29,927.

On April 7, 2005, the Company acquired the vessel Gas Ice for a total cost of
$9,609,039. Included in this amount are brokerage commissions of $95,000 and pre-delivery expenses of $14,039.

On April 7, 2005, the Company acquired the vessel Gas Arctic for a total cost of
$9,619,143. Included in this amount are brokerage commissions of $95,000 and pre-delivery expenses of $24,143.

On April 11, 2005, the Company acquired the vessel Birgit Kosan for a total cost of $12,633,388. Included in this amount are brokerage commissions of $125,000 and pre-delivery expenses of $8,388.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

6.       VESSELS - CONTINUED

On May 19, 2005, the Company acquired the vessel Gas Amazon for a total cost of
$9,452,161. Included in this amount are brokerage commissions of $92,500 and pre-delivery expenses of $109,661.

7.       ACCRUED LIABILITIES

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                         PERIOD ENDED DECEMBER  NINE-MONTH PERIOD ENDED
                                                      31, 2004       SEPTEMBER 30, 2005
---------------------------------------------------------------------------------------

Interest on long-term debt                                  --                   98,712
Lease expense                                               --                   23,400
Deferred finance charges                                    --                  620,338
Vessels' operating and voyage expenses                 286,125                  542,485
---------------------------------------------------------------------------------------
TOTAL                                                  286,125                1,284,935
---------------------------------------------------------------------------------------

8.       DEFERRED INCOME

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                 PERIOD ENDED DECEMBER  NINE-MONTH PERIOD ENDED
                                              31, 2004       SEPTEMBER 30, 2005
-------------------------------------------------------------------------------
Voyage in progress                              59,158                       --
Hire received in advance                       417,255                1,373,793
-------------------------------------------------------------------------------
TOTAL                                          476,413                1,373,793
-------------------------------------------------------------------------------

9.       LONG-TERM DEBT

In March 2005, the Company entered into a $54,000,000 loan agreement with Fortis
Bank (the "Fortis Loan"). On June 10, 2005 and on August 19, 2005, the amounts of $3,580,500 and $1,356,750 respectively, were repaid, leaving an outstanding balance of $49,062,750. The term loan was fully drawn down on the 17th May 2005 and is repayable in 32 equal consecutive quarterly installments from August 2005 through May 2013, of $1,356,750 plus a balloon payment of $7,003,500 payable together with the last installment. The term loan charges interest at LIBOR plus a margin and is secured by a first priority mortgage over the vessels involved plus the assignment of the vessels' insurances, earnings and the vessels'
operating and retention accounts.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 125% of the amount outstanding under the term loan, to maintain minimum cash balances of
$3 million at all times, and that the leverage of the Company should never exceed the level of 80%. There are also restrictions on the payment of dividends.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

9.       LONG-TERM DEBT  - CONTINUED

The amount outstanding at September 30, 2005 of $49,062,750 bore an average interest rate (including the margin) of 4.2284%.

Bank loan interest expense for the nine-month period ended September 30, 2005 amounted to $1,121,245 ($594,383 for the three-month period ended September 30,
2005) and is included in Interest and finance costs, net in the accompanying consolidated statements of income.

The annual principal payments to be made after September 30, 2005 are as follows:

ONE YEAR PERIOD ENDED SEPTEMBER 30                                       AMOUNT
-------------------------------------------------------------------------------
2006                                                                  5,427,000
2007                                                                  5,427,000
2008                                                                  5,427,000
2009                                                                  5,427,000
2010                                                                  5,427,000
Thereafter                                                           21,927,750
                                                                  -------------
Less: Current portion of long-term debt                             (5,427,000)
-------------------------------------------------------------------------------
 TOTAL                                                               43,635,750
-------------------------------------------------------------------------------

10.      INTEREST RATE SWAP AGREEMENT

On March 31, 2005, the Company entered into an agreement to enter into an interest rate swap on the term loan. The initial amount of the swap will be
$22,549,000 amortizing to $4,764,250 over its six-year life commencing May 30,
2007. If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate will be the United States dollar three month LIBOR. As of September 30, 2005, the fair value of the instrument was
$74,000 (liability).

11.      COMMON STOCK

On August 26, 2005, the Company effected a 60,000-for-one stock split. All share and per share data give retroactive effect to the stock split. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

12.      ADDITIONAL PAID-IN CAPITAL

The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents payments made by the stockholders for the acquisitions of the Company's vessels.

Included in paid-in capital is the value of executive management services provided through the management agreement with Stealth Maritime S.A. to the
Company, as well as the value of the lease expense for the office space that are provided to the Company at no extra charge by Stealth Maritime S.A. The value of the above services is estimated at $48,750 for the three-month period ended
September 30, 2005 and $243,750 (excluding office space) for the nine-month period ended September 30, 2005 and is recorded as general and administrative expenses in the accompanying consolidated statements of income and as a contribution to paid-in capital in the related accompanying statements of changes in stockholders' equity.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

13.      EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share are computed as follows:

                                                                    THREE-MONTH PERIOD    NINE-MONTH PERIOD ENDED
                                                              ENDED SEPTEMBER 30, 2005         SEPTEMBER 30, 2005
-----------------------------------------------------------------------------------------------------------------

Income:
   Net income for the period available to common stockholders                3,623,533                  7,673,032
Basic earnings per share:
   Weighted average common shares - outstanding                              6,000,000                  6,000,000
Diluted earnings per share:
   Weighted average common shares - diluted                                  6,000,000                  6,000,000
Basic earnings per share:                                                         0.60                       1.28
Diluted earnings per share:                                                       0.60                       1.28

14.      VOYAGE EXPENSES AND VESSEL OPERATING EXPENSES

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

                                                                    THREE-MONTH PERIOD    NINE-MONTH PERIOD ENDED
VOYAGE EXPENSES                                               ENDED SEPTEMBER 30, 2005         SEPTEMBER 30, 2005
-----------------------------------------------------------------------------------------------------------------

Port expenses                                                                    1,009                     29,462
Bunkers                                                                          1,973                     17,971
Commissions charged by third parties                                           157,940                    375,486
Commissions charged by related party                                            86,128                    206,035
Other voyage expenses                                                            1,800                      3,346
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                                          248,850                    632,300
-----------------------------------------------------------------------------------------------------------------

                                                                    THREE-MONTH PERIOD    NINE-MONTH PERIOD ENDED
VESSELS' OPERATING EXPENSES                                   ENDED SEPTEMBER 30, 2005         SEPTEMBER 30, 2005
-----------------------------------------------------------------------------------------------------------------

Crew wages and related costs                                                   848,022                  2,254,639
Insurance                                                                      113,715                    306,232
Repairs and maintenance                                                        131,571                    359,501
Spares and consumable stores                                                   322,047                    765,330
Miscellaneous expenses                                                          82,958                    248,382
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                                        1,498,313                  3,934,084
-----------------------------------------------------------------------------------------------------------------

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

15.      INCOME TAXES

Under the laws of the countries of the companies' incorporation and/or vessels'
registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statement of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S.
source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements.
Among other things, in order to qualify for this exemption, the Company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement.

In addition, upon completion of the public offering of the Company's shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship-operating companies are beneficiary owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

16.      FINANCIAL INSTRUMENTS

The principal financial assets of the Company consist of accounts receivable due from charterers and related party. The principal financial liabilities of the
Company consist of accounts payable due to suppliers, related party and the loan repayable to the bank. The recorded value of all of the Company's financial assets and liabilities approximate their fair value due to their short-term nature and the variable interest rate of the loan.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

17.      COMMITMENTS AND CONTINGENCIES

     o   From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any current legal proceedings or claims.

     o   In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminates in January
         2008. Rental expense for the period January 3 through September 30,
         2005 was $23,400. Future rental commitments were payable as follows:

                                                                  AMOUNT

                                                             -----------
         January 2006                                             31,200
         January 2007                                             31,200
         January 2008                                             31,200
                                                             -----------
          Total                                                   93,600
                                                             ===========

     o   On June 20, 2005, the Company entered into an agreement with related parties, to acquire the Gas Prodigy, the Gas Oracle, the Gas Chios, the
         Sweet Dream, the Gas Cathar, the Gas Crystal, the Gas Legacy and the
         Gas Eternity for a total purchase price of $94.9 million. The purchase price for each of these vessels is due upon delivery of the vessels, which is expected to be prior to November 30, 2005.

     o   On July 4, 2005, the Company proposed and approved a dividend to its sole shareholder of $10 million which was paid on July 13, 2005.

     o   On August 15, 2005 the Company entered into an agreement with related party to acquire the vessel Marathon for a purchase price of $15.0 million. The payment of the agreed price was paid upon delivery of the vessel which was on November 2, 2005.

     o   On August 26, 2005, the Company terminated the memoranda of agreements with respect to the Gas Prodigy, the Gas Oracle, the Gas Chios, and the
         Sweet Dream and entered into stock purchase agreements with Gaz de
         Brazil Inc., Independent Trader Ltd., Continent Gas Inc. and Empire
         Spirit Ltd., the owners of, respectively, the Gas Prodigy, the Gas
         Oracle, the Gas Chios, and the Sweet Dream, for an aggregate purchase price of $39.5 million, the same aggregate purchase price that was to be paid under the terminated memoranda of agreements.

     o   On September 6, 2005, an addendum to the memorandum of agreement was signed changing the delivery date of the Gas Eternity from no later than November 30, 2005 to no later than February 28, 2006.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

18.      SUBSEQUENT EVENTS

     o   On October 3, 2005 the Company terminated the memorandum of agreement with respect to the Gas Cathar and entered into a stock purchase agreement with Jungle Investment Inc., the owner of the Gas Cathar, for a purchase price of $19.98 million, the same purchase price that was to be paid under the terminated memorandum of agreement.

     o   On October 6, 2005, the Company successfully listed on the NASDAQ exchange in New York, United States of America. The Company's symbol on
         NASDAQ is GASS. The company issued 8 million shares at $14.50 each thus raising gross proceeds of $116 million, and proceeds after related expenses of $107,290,000.

     o   On October 19, 2005 the Company took delivery of the Gas Chios and
         Gas Prodigy both vessels it had previously agreed to acquire. The vessels were acquired for $11.0 million and $9.5 million respectively.
         The Gas Chios is currently employed under time charter until February
         2006 at a rate of $300,000 per calendar month. The Gas Prodigy is currently employed on time charter till March 2006 at a rate of
         $125,000 per calendar month.

     o   On October 27, 2005 the Company took delivery of the Gas Cathar and the Gas Legacy both vessels it had previously agreed to acquire. The
         Gas Cathar was acquired for $19,982,500 and the Gas Legacy was acquired for $ 13,050,000. The Gas Cathar is currently employed under time charter at a rate of $335,000 per calendar month until February 2006.
         The Gas Legacy is employed under time charter at a rate of $425,000 per calendar month until April 2007.

     o   On November 2, 2005 the Company took delivery of the Gas Marathon which it had previously agreed to acquire. The vessel was acquired for
         $15,000,000. The Gas Marathon is employed under a bareboat charter at a rate of $220,000 per calendar month until October 2007.

     o   On November 9, 2005 the Company took delivery of the Gas Crystal which it had previously agreed to acquire. The vessel was acquired for
         $9,500,000 and is currently employed on the spot market.

     o   On November 14, 2005 the Company took delivery of the Gas Sincerity a vessel it had previously agreed to acquire. The vessel was acquired for
         $15,100,000 and it is currently employed on a time charter until July
         2006.

     o   On November 24, 2005 the Company took delivery of the Catterick for
         $12,750,000. The vessel is currently employed on a time charter until
         February 2007.

     o   On December 5, 2005 the Company signed a $50,000,000 10 year term loan facility with DnB NOR Bank, secured against the Gas Oracle, the Sweet
         Dream, the Gas Legacy, the Gas Cathar, the Gas Marathon and the Gas
         Sincerity. Part of the proceeds of the loan were used to acquire the
         Sweet Dream and the Gas Oracle from the Vafias Group for an aggregate of $19,000,000 on December 8, 2005.

STEALTHGAS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

18.      SUBSEQUENT EVENTS - CONTINUED

     o   The balance of the proceeds from the DnB NOR Bank fully was used to acquire the Feisty Gas and the Gas Spirit, on December 16, 2005 for
         $15,000,000 and $15,500,000 respectively. The Feisty Gas is currently employed under a time charter to an oil major at a rate of $199,000 per calendar month until August 2006. The Gas Spirit is currently employed under time charter to an oil major at a rate of $195,000 per calendar month until June 2006. Thereafter the Gas Spirit will be employed by the same charterer until June 2007 at a per calendar month charter rate of between a minimum of $250,000 and a maximum of $350,000 to be agreed no later than the end of February 2006.

     o   On December 22, 2005 the Company entered into an agreement to acquire the Gas Czar for $9,830,000. In conjunction with the acquisition the
         Company reached an agreement in principle with DnB NOR Bank to increase its facility an additional $14,000,000 for a total of $64 million to finance the acquisition of the Gas Czar and the Gas Eternity, each expected to be delivered during February 2006.

     o   On January 6, 2006 the Company's Board of Directors declared a cash dividend of $0.1875 cents per common share, payable on the January 25,
         2006 to stockholders of record on January 17, 2006.